SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment     )*

Premier Exhibitions, Inc.

(Name of Issuer)

Common stock $.0001 par value

(Title of Class of Securities)

74051E201

(CUSIP Number)

777 Third Avenue Suite 19A New York, NY 10017

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 20, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74051E201

1.	Names of Reporting Persons. Alta Fundamental Advisers LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,057,624
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,057,624
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,057,624
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.3%
14.	Type of Reporting Person (See Instructions) IA

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of common stock, par value $0.0001 per share (“Common Stock”), of Premier Exhibitions, Inc., a Florida corporation (the “Company”), which has its principal executive offices at 3045 Kingston Court, Suite I, Peachtree Corners, Georgia 30071.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed by Alta Fundamental Advisers LLC (“Alta Advisers” or the “Reporting Person”).

(b)	The address of the principal business office of each of the Reporting Persons is 777 Third Avenue, 19th Floor, New York, NY 10017.

(c)	The principal business of the Reporting Person is acting as an investment adviser to private funds and managed accounts.

(d)	During the last five years, neither the Reporting Person, nor to the Reporting Person’s knowledge, any of the persons listed in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, neither the Reporting Person, nor to the Reporting Person’s knowledge, any of the persons listed in Schedule A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a New York limited liability company.

Schedule A attached hereto sets forth the information regarding the directors and officers of the Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration

The funds used in purchasing shares of Common Stock on behalf of clients of Alta Advisers come from private funds and various client accounts advised by Alta Advisers.

Item 4.	Purpose of Transaction

The funds and clients advised by Alta Advisers acquired the shares of Common Stock set forth in Item 5 and hold the shares of Common Stock for investment purposes. Subject to a number of factors, including market conditions and their general investment and trading policies, the Reporting Person may, in the ordinary course of their business, acquire beneficial ownership of additional shares of Common Stock or dispose of the shares of Common Stock that they beneficially own. These acquisitions and dispositions may occur in open market transactions, privately negotiated transactions or through other methods.

Alta Advisers is currently in discussions with the Company, which is currently operating under the U.S. Bankruptcy Code, Chapter 11, to participate in various financings, which may include but are not limited to, debt or equity financing, to aid in the Company’s exit of Chapter 11.

Item 5.	Interest in Securities of the Issuer

(a)	The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 9,373,116 outstanding shares of Common Stock.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

(c)	The Reporting Person has not effected any transactions with respect to the Common Stock during the past sixty days.

(d)	The funds and clients advised by Alta Advisers have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock. One client, Blackwell Partners LLC–Series A, has interests with respect to more than five percent of the shares of Common Stock.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7.	Material to be Filed as Exhibits

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2018

ALTA FUNDMENTAL ADVISERS LLC

By:	/s/ Gilbert Li
Name:	Gilbert Li
Title:	Manager

Schedule A

The following sets forth the name, address, principal occupation, citizenship and beneficial ownership of the Common Stock (to the extent not pursuant to Item 5(a)) of each director of Alta Advisers.

Alta Advisers

Name and Citizenship	Position	Principal Business Address	Beneficial Ownership of Common Stock

Gilbert Li	Managing Member	777 Third Avenue Suite 19A New York, NY 10017	None

Jeremy Carton	Managing Member	777 Third Avenue Suite 19A New York, NY 10017	None